GIGA METALS CORPORATION
Suite 203 - 700 West Pender Street, Vancouver, BC  Canada  V6C 1G8

NOTICE OF ANNUAL GENERAL and SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the "Meeting") of the shareholders of Giga Metals Corporation  (the "Company") will be held at the offices of Clark Wilson LLP located at Suite 900, 885 West Georgia Street,  Vancouver, British Columbia on Thursday, October 22, 2020 at 12 noon (PST). Shareholders may and are encouraged to listen to proceedings via teleconference.

COVID-19

In view of the current and rapidly evolving COVID-19 outbreak, the Company encourages Shareholders not to attend the Meeting in person. No more than 10 persons will be permitted to attend in person at the in-person location for the Meeting. The Company may take additional precautionary measures in relation to the Meeting in response to further developments in the COVID-19 outbreak. As always, the Company encourages Shareholders to vote prior to the Meeting.

Any person who intends to attend the Meeting in person must register with the Company's corporate secretary at least 72 hours in advance and receive approval, by calling Leslie Young at 604-681-2300 or by email lyoung@gigametals.com.

Shareholders are encouraged to vote on the matters before the meeting by proxy and to join the Meeting by teleconference. To access the Meeting by teleconference, dial toll free in Canada and the US at 1-877-385-4099 or locally and internationally at 604 899-2399, Participant Code 6899676#.

The Meeting is called for the following purposes:

1. To receive and consider the Report of the Directors to the shareholders;

2. To receive and consider the financial statements of the Company, together with the auditor's report thereon, for the fiscal year ended December 31, 2019;

3. To consider and, if thought fit, to approve an ordinary resolution to appoint Crowe Mackay LLP, Chartered Accountants, as the Company's auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors of the Company;

4. To consider and, if thought fit, to approve an ordinary resolution to set the number of directors at five (5);

5. To elect directors to hold office until the next annual meeting of the Company;

6. To approve the stock option plan;

7. To transact such further or other business as may properly come before the Meeting and any adjournment or adjournments thereof.

A management information circular and form of proxy accompany this notice of meeting.  These documents provide additional information relating to the matters to be dealt with at the Meeting and form part of this notice of meeting.

The share transfer board books of the Company will not be closed, but the Company's board of directors has fixed September 17, 2020 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof.  Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying management information circular.

Registered shareholders who are unable to attend the Meeting in person are requested to complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose.  To be effective, the completed form of proxy must be received by the Company's registrar and transfer agent, Computershare Trust Company, at its offices located at 8th Floor, 100 University Avenue, Toronto, Ontario  M5J 2Y1, not later than October 20, 2020 at 12 Noon (PST) .

DATED at Vancouver, British Columbia, this 17th day of September, 2020.

By Order of the Board of

GIGA METALS CORPORATION

(signed)  "Mark Jarvis"

CEO and Director